Exhibit 99.1

Highlights of the second quarter of 2017

Consolidated Highlights

•                  EBITDA of R$ 1.1 billion in 2Q17, with EBITDA margin expansion in relation to 2Q16 and 1Q17.

•                  Selling, general and administrative expenses declined by 27% in 2Q17 compared to 2Q16, corresponding to 4.6% of net sales.

•                  Financial leverage measured by the ratio of net debt to EBITDA remained stable at 3.6 times, despite the unfavorable exchange variation.

•                  Free cash flow of R$ 241 million generated in 2Q17.

Consolidated Information

Gerdau’s performance in the second quarter of 2017

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for associates and jointly controlled entities, except where stated otherwise.

Operating Results

Consolidated (R$ million)	2nd Quarter 2017	2nd Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16

Volumes (1,000 tonnes)
Production of crude steel	4,090	4,304	-5.0%	4,018	1.8%	8,109	8,458	-4.1%
Shipments of steel	3,707	4,240	-12.6%	3,591	3.2%	7,298	8,091	-9.8%
Results (R$ million)
Net Sales	9,166	10,249	-10.6%	8,459	8.4%	17,625	20,334	-13.3%
Cost of Goods Sold	(8,229)	(9,165)	-10.2%	(7,805)	5.4%	(16,034)	(18,437)	-13.0%
Gross profit	937	1,084	-13.6%	654	43.3%	1,591	1,897	-16.1%
Gross margin (%)	10.2%	10.6%		7.7%		9.0%	9.3%
SG&A	(420)	(578)	-27.3%	(439)	-4.3%	(860)	(1,222)	-29.6%
Selling expenses	(133)	(176)	-24.4%	(138)	-3.6%	(272)	(390)	-30.3%
General and administrative expenses	(287)	(402)	-28.6%	(301)	-4.7%	(588)	(832)	-29.3%
Adjusted EBITDA	1,120	1,201	-6.7%	853	31.3%	1,973	2,131	-7.4%
Adjusted EBITDA Margin	12.2%	11.7%		10.1%		11.2%	10.5%

Production and shipments

•      Consolidated crude steel production and shipments decreased in 2Q17 compared to 2Q16, mainly due to the divestment of the special steel units in Spain and to the lower production and shipments at the Brazil BD. In relation to 1Q17, consolidated shipments increased, supported by higher exports from the Brazil BD and higher shipments at the Special Steel BD.

Operating result

•      Consolidated net sales and cost of goods sold decreased in 2Q17 compared to 2Q16, primarily due to the effects from exchange variation in the period on the units abroad and the divestment of the units in Spain. Gross margin in 2Q17 remained relatively stable, with the results of the various BDs neutralizing each other. Compared to 1Q17, net sales and cost of goods sold increased at all BDs, except the South America BD. Gross margin in 2Q17 expanded in relation to 1Q17, due to the better performances of all BDs.

•      The reduction in selling, general and administrative expenses in 2Q17 compared to 2Q16 demonstrates the efforts made to streamline all business divisions.

Breakdown of Consolidated EBITDA (R$ million)	2nd Quarter 2017	2nd Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16

Net income	75	79	-5.1%	824	-90.9%	899	93	866.7%
Net financial result	505	23	2095.7%	(54)	—	451	(16)	—
Provision for income and social contribution taxes	(100)	327	—	437	—	337	553	-39.1%
Depreciation and amortization	526	617	-14.7%	528	-0.4%	1,054	1,298	-18.8%
EBITDA - Instruction CVM (1)	1,006	1,046	-3.8%	1,735	-42.0%	2,741	1,928	42.2%
Results in operations with subsidiary and associate	72	105	-31.4%	—	—	72	105	-31.4%
Equity in earnings of unconsolidated companies	2	—	—	1	100.0%	3	8	-62.5%
Proportional EBITDA of associated companies and jointly controlled entities	40	50	-20.0%	47	-14.9%	87	90	-3.3%
Reversal of contingent liabilities, net	—	—	—	(930)	—	(930)	—	—
Adjusted EBITDA (2)	1,120	1,201	-6.7%	853	31.3%	1,973	2,131	-7.4%
Adjusted EBITDA Margin	12.2%	11.7%		10.1%		11.2%	10.5%

(1) Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	2nd Quarter 2017	2nd Quarter 2016	1st Quarter 2017	1st Half 2017	1st Half 2016
EBITDA - Instruction CVM (1)	1,006	1,046	1,735	2,741	1,928
Depreciation and amortization	(526)	(617)	(528)	(1,054)	(1,298)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	480	429	1,207	1,687	630

(1) Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) Accounting measurement disclosed in consolidated Statements of Income.

•                  EBITDA decreased in 2Q17 compared to 2Q16, mainly due to the decline in gross profit, which was partially offset by the reduction in selling, general and administrative expenses. This reduction in selling, general and administrative expenses led to an increase in EBITDA margin in 2Q17 compared to 2Q16. In relation to 1Q17, adjusted EBITDA and EBITDA margin increased in line with the improvement in gross profit and gross margin.

Financial result and net income

Consolidated (R$ million)	2nd Quarter 2017	2nd Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16
Income (loss) before financial income expenses and taxes (1)	480	429	11.9%	1,207	-60.2%	1,687	630	167.8%
Financial Result	(505)	(23)	2095.7%	54	—	(451)	16	—
Financial income	44	45	-2.2%	82	-46.3%	126	121	4.1%
Financial expenses	(454)	(484)	-6.2%	(463)	-1.9%	(917)	(1,009)	-9.1%
Exchange variation, net	(96)	433	—	75	—	(21)	943	—
Exchange variation on net investment hedge	(107)	364	—	72	—	(35)	726	—
Exchange variation - other lines	11	69	-84.1%	3	266.7%	14	217	-93.5%
Reversal of monetary update of contingent liabilities, net	—	—	—	370	—	370	—	—
Gains (losses) on financial instruments, net	1	(17)	—	(10)	—	(9)	(39)	-76.9%
Income (loss) before taxes (1)	(25)	406	—	1,261	—	1,236	646	91.3%
Income and social contribution taxes	100	(327)	—	(437)	—	(337)	(553)	-39.1%
On net investment hedge	107	(364)	—	(72)	—	35	(726)	—
Other lines	(7)	37	—	77	—	70	173	-59.5%
On reversal of contingent liabilities	—	—	—	(442)	—	(442)	—	—
Consolidated Net Income (loss) (1)	75	79	-5.1%	824	-90.9%	899	93	866.7%
Extraordinary events	72	105	-31.4%	(858)	—	(786)	105	—
Results in operations with subsidiary and associate	72	105	-31.4%	—	—	72	105	-31.4%
Reversal of contingent liabilities, net	—	—	—	(858)	—	(858)	—	—
Consolidated Adjusted Net Income (loss) (2)	147	184	-20.1%	(34)	—	113	198	-42.9%

(1)         Accounting measurement disclosed in the income statement of the Company.

(2)         Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 2Q17 compared to 2Q16 and 1Q17, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 4.4% in 2Q17, appreciation of 9.8% in 2Q16 and appreciation of 2.8% in 1Q17). Specifically in 1Q17, the financial result benefitted from the reversal of monetary update of contingent liabilities.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The reduction in adjusted net income in 2Q17 compared to 2Q16 was due to the higher expenses with income tax and the higher negative financial result. In relation to adjusted net loss in 1Q17, the adjusted net income in 2Q17 was primarily due to the higher EBITDA in the comparison period.

Dividends

•      Gerdau S.A., based on its results for the 2Q17, approved the distribution of dividends in the amount of R$ 34.2 million (R$ 0.02 per share) as prepayment of the minimum mandatory dividend stipulated in its Bylaws.

Payment date: September 1, 2017

Record date: close of trading on August 21, 2017

Ex-dividend date: August 22, 2017

Working capital and Cash conversion cycle

•      In June 2017, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to March 2017, reflecting the 8.4% increase in net sales, compared to the 4.1% increase in working capital. The increase in working capital was mainly due to the effects from exchange variation in the period (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 4.4% in 2Q17).

Financial liabilities

Debt composition (R$ million)	06.30.2017	03.31.2017	12.31.2016
Short Term	4,186	4,185	4,458
Long Term	15,778	15,516	16,125
Gross Debt	19,964	19,701	20,583
Cash, cash equivalents and short-term investments	5,430	5,454	6,088
Net Debt	14,534	14,247	14,495

•      On June 30, 2017, gross debt was 21.0% short term and 79.0% long term. Note that a significant share of short-term debt refers to the 2017 Bonds (R$ 2.6 billion), which come due in October 2017, and that the Company has cash equivalents and credit facilities in an amount more than sufficient to honor this commitment. Furthermore, it also has the option of refinancing this debt in full or in part.

•      On June 30, 2017, gross debt was denominated 15.6% in Brazilian real, 81.4% in U.S. dollar and 3.0% in other currencies. The R$ 263 million increase in gross debt between March 2017 and June 2017 is basically explained by the effects from exchange variation. Excluding the effects from exchange variation, gross debt decreased, which is explained by the amortization of loans in the period and the deconsolidation of Colombia in June 2017.

•      On June 30, 2017, 67.3% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The increase in net debt on June 30, 2017 compared to March 31, 2017 was due to the growth in gross debt.

•      On June 30, 2017, the nominal weighted average cost of gross debt was 6.9%, 9.2% for the portion denominated in Brazilian real, 6.1% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 7.2% for the portion contracted by subsidiaries abroad. On June 30, 2017, the average gross debt term was 5.5 years.

•      On June 30, 2017, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2018	1,189
2019	892
2020	3,310
2021	3,597
2022	165
2023	1,956
2024	3,102
2025 and after	1,567
Total	15,778

•      The Company’s main debt indicators are shown below:

Indicators	06.30.2017	03.31.2017	12.31.2016
Gross debt / Total capitalization (1)	44%	44%	45%
Net debt (2) (R$) / EBITDA (3) (R$)	3.6x	3.5x	3.5x

(1) Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) Adjusted EBITDA in the last 12 months.

Investments

•      In 2Q17, CAPEX amounted to R$ 195 million. Of the amount invested in the quarter, 33.4% was allocated to the Brazil BD, 34.3% to the North America BD, 18.5% to the South America BD and 13.8% to the Special Steel BD. In 6M17, CAPEX amounted to R$ 432 million.

Free Cash Flow (FCF)

•      In 2Q17, EBITDA was sufficient to honor the commitments involving CAPEX, income tax and interest on debt, as well as the working capital consumption of R$ 329 million. Accordingly, free cash flow was positive R$ 242 million.

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net sales

Brazil BD

Brazil BD	2st Quarter 2017	2st Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16
Volumes (1,000 tonnes)
Production of crude steel	1,545	1,655	-6.6%	1,481	4.3%	8,109	8,458	-4.1%
Shipments of long steel	1,074	1,199	-10.4%	990	8.5%	2,064	2,305	-10.5%
Domestic Market	642	771	-16.7%	625	2.7%	1,267	1,466	-13.6%
Exports	432	428	0.9%	365	18.4%	797	839	-5.0%
Shipments of flat steel	307	430	-28.6%	285	7.7%	594	745	-20.3%
Domestic Market	229	236	-3.0%	238	-3.8%	468	437	7.1%
Exports	78	194	-59.8%	47	66.0%	126	308	-59.1%
Shipments of steel	1,381	1,629	-15.2%	1,275	8.3%	2,658	3,050	-12.9%
Domestic Market	871	1,007	-13.5%	863	0.9%	1,735	1,903	-8.8%
Exports	510	622	-18.0%	412	23.8%	923	1,147	-19.5%
Results (R$ million)
Net Sales(1)	3,060	3,047	0.4%	2,784	9.9%	5,844	5,741	1.8%
Domestic Market	2,295	2,270	1.1%	2,210	3.8%	4,504	4,281	5.2%
Exports	765	777	-1.5%	574	33.3%	1,340	1,460	-8.2%
Cost of Goods Sold	(2,684)	(2,703)	-0.7%	(2,485)	8.0%	(5,168)	(5,175)	-0.1%
Gross profit	376	344	9.3%	299	25.8%	676	566	19.4%
Gross margin (%)	12.3%	11.3%		10.7%		11.6%	9.9%
EBITDA	473	402	17.7%	389	21.6%	862	650	32.6%
EBITDA margin (%)	15.5%	13.2%		14.0%		14.8%	11.3%

(1) Includes iron ore net sales.

Production and shipments

•      Crude steel production decreased in 2Q17 compared to 2Q16, reflecting the weaker demand. In relation to 1Q17, crude steel production increased in 2Q17, supported by higher shipments.

•      Shipments decreased in 2Q17 compared to 2Q16 in both the domestic and export markets. Domestic shipments decreased in 2Q17 compared to 2Q16, mainly due to the lower shipments of long steel products, reflecting the slowdown in the construction industry. Meanwhile, export shipments declined because of their lower opportunities in the international market. Compared to 1Q17, shipments increased, mainly due to the growth in exports driven by higher international prices.

•      In 2Q17, 880,000 tonnes of iron ore were sold to third parties and 944,000 tonnes were consumed internally.

Operating result

•      Net sales in 2Q17 remained stable in relation to 2Q16, due to the higher net sales per tonne sold in both the domestic and export markets, despite the lower shipments. Compared to 1Q17, the increase in net sales was mainly due to the higher shipments and higher net sales per tonne sold.

•      Cost of goods sold in 2Q17 remained stable in relation to 2Q16, despite the lower shipments, given the higher costs of raw materials. Gross margin increased in 2Q17 in relation to 2Q16 and 1Q17, supported by the higher net sales per tonne sold.

•      The increases in EBITDA and EBITDA margin in 2Q17 exceeded the increases in gross profit and gross margin in 2Q16, reflecting the lower selling, general and administrative expenses. Compared to 1Q17, EBITDA and EBITDA margin accompanied the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	2st Quarter 2017	2st Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16
Volumes (1,000 tonnes)
Production of crude steel	1,700	1,690	0.6%	1,711	-0.6%	3,412	3,245	5.1%
Shipments of steel	1,563	1,644	-4.9%	1,560	0.2%	3,123	3,166	-1.4%
Results (R$ million)
Net Sales	3,903	4,291	-9.0%	3,624	7.7%	7,527	8,588	-12.4%
Cost of Goods Sold	(3,712)	(3,942)	-5.8%	(3,514)	5.6%	(7,226)	(7,938)	-9.0%
Gross profit	191	349	-45.3%	110	73.6%	301	650	-53.7%
Gross margin (%)	4.9%	8.1%		3.0%		4.0%	7.6%
EBITDA	234	383	-38.9%	157	49.0%	391	714	-45.2%
EBITDA margin (%)	6.0%	8.9%		4.3%		5.2%	8.3%

Production and shipments

•      Shipments decreased in 2Q17 compared to 2Q16, due to the anticipation of shipments in 1Q17 following the announcement of price increases, which also explains the stability in shipments between 2Q17 and 1Q17, which neutralized seasonal effects. In addition, shipments continued to be pressured by imported products.

Operating result

•      Net sales decreased in 2Q17 compared to 2Q16, which is mainly explained by the effects from exchange variation in the comparison period (appreciation in the average price of the Brazilian real against the U.S. dollar of 8.3% in 2Q17 compared to 2Q16) and by the lower shipments. Compared to 1Q17, net sales increased in 2Q17, mainly due to higher net sales per tonne sold.

•      Cost of goods sold decreased in 2Q17 compared to 2Q16, due to the effects from exchange variation and lower shipments, despite the higher costs of raw materials in the comparison period. These higher costs with raw materials, which were not fully accompanied by higher prices for steel products, and the lower dilution of fixed costs, reduced gross margin in 2Q17 compared to 2Q16. In relation to 1Q17, the increase in cost of goods sold was mainly due to the effects from exchange variation in the period. The increase in gross margin in 2Q17 compared to 1Q17 is mainly due to the better metal spread.

•      EBITDA and EBITDA margin in 2Q17 compared to 2Q16 decreased at a slower rate than the declines in gross profit and gross margin, reflecting the lower selling, general and administrative expenses. Compared to 1Q17, EBITDA and EBITDA margin accompanied the performances of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

•      In June 30, 2017, Gerdau concluded the agreement to form a joint venture, based on the sale of its 50% interest in Gerdau Diaco, in Colombia, with Putney Capital Management, which already is a partner in operations in the Dominican Republic. The transaction attributed to the joint venture an economic value of R$ 546 million, which means that the 50% interest held by Gerdau has an economic value of R$ 273 million. As a result of the transaction, the Company recognized an expense of R$ 72 million in the line Results in operations with subsidiary and associate in its Income Statement for 2Q17. This transaction is aligned with Gerdau’s goal of focusing on its most profitable assets.

•      As a result of this operation, the 2Q17 figures include the results from Colombia up to the month of May 2017, which influences comparative variations.

South America BD	2st Quarter 2017	2st Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16

Volumes (1,000 tonnes)
Production of crude steel	279	297	-6.1%	303	-7.9%	582	616	-5.5%
Shipments of steel	441	532	-17.1%	489	-9.8%	930	1,038	-10.4%
Results (R$ million)
Net Sales	968	1,210	-20.0%	1,003	-3.5%	1,971	2,446	-19.4%
Cost of Goods Sold	(849)	(1,025)	-17.2%	(901)	-5.8%	(1,751)	(2,057)	-14.9%
Gross profit	119	185	-35.7%	102	16.7%	220	389	-43.4%
Gross margin (%)	12.3%	15.3%		10.2%		11.2%	15.9%
EBITDA	126	212	-40.6%	119	5.9%	245	420	-41.7%
EBITDA margin (%)	13.0%	17.5%		11.9%		12.4%	17.2%

Production and shipments

•      Shipments decreased in 2Q17 compared to 2Q16 and 1Q17, mainly due to the deconsolidation of Colombia, as of June, and to the lower shipments in the countries that we operate, which were affected by the lower economic growth, specifically in relation to 2Q16.

Operating result

•      Net sales and cost of goods sold decreased in 2Q17 compared to 2Q16, mainly due to the effects from exchange variation and the lower shipments. The decrease in gross margin in 2Q17 compared to 2Q16 was due to lower profitability, especially at the operation in Peru. In relation to 1Q17, the decline in net sales and cost of goods sold was due to the deconsolidation of Colombia. Gross margin increased in 2Q17 compared to 1Q17 with distinct performances at each unit.

•      EBITDA and EBITDA margin in 2Q17 accompanied the behavior of gross profit and gross margin in the comparisons with both 2Q16 and 1Q17.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	2st Quarter 2017	2st Quarter 2016	Variation 2Q17/2Q16	1st Quarter 2017	Variation 2Q17/1Q17	1st Half 2017	1st Half 2016	Variation 1H17/1H16

Volumes (1,000 tonnes)
Production of crude steel	566	662	-14.5%	523	8.2%	1,089	1,398	-22.1%
Shipments of steel	512	595	-13.9%	441	16.1%	953	1,226	-22.3%
Results (R$ million)
Net Sales	1,616	1,963	-17.7%	1,357	19.1%	2,972	4,133	-28.1%
Cost of Goods Sold	(1,364)	(1,753)	-22.2%	(1,215)	12.3%	(2,579)	(3,837)	-32.8%
Gross profit	252	210	20.0%	142	77.5%	393	296	32.8%
Gross margin (%)	15.6%	10.7%		10.5%		13.2%	7.2%
EBITDA	297	267	11.2%	193	53.9%	490	441	11.1%
EBITDA margin (%)	18.4%	13.6%		14.2%		16.5%	10.7%

Production and shipments

•      Crude steel production and shipments decreased in 2Q17 compared to 2Q16, mainly due to the divestment of the units in Spain. In relation to 1Q17, the increase in production was mainly due to the higher production volumes at the units in Brazil. Shipments increased in 2Q17 compared to 1Q17 in all countries, mainly due to the automotive industry in Brazil.

Operating result

•      Net sales decreased in 2Q17 compared to 2Q16, which is basically explained by the divestment of the units in Spain, as well as by the effects from exchange variation in the comparison period on revenue generated by units in the United States (appreciation in the average price of the Brazilian real against the U.S. dollar of 8.3% in 2Q17 compared to 2Q16). Compared to 1Q17, net sales increased in 2Q17, due to higher shipments.

•      Cost of goods sold decreased in 2Q17 compared to 2Q16, mainly due to the divestment of the units in Spain, as well as to the effects from exchange variation in the comparison period. In relation to 1Q17, the increase in cost of goods sold was explained by higher shipments. Gross margin increased in 2Q17 from 2Q16, mainly due to the divestment of the units in Spain, as well as to the higher profitability of the units in the United States. In relation to 1Q17, gross margin increased due to the higher profitability of all units.

•      EBITDA and EBITDA margin in 2Q17 accompanied the performances of gross profit and gross margin in the comparisons with 2Q16 and 1Q17.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2017	December 31, 2016

CURRENT ASSETS
Cash and cash equivalents	4,305,434	5,063,383
Short-term investments
Held for Trading	1,124,769	1,024,411
Trade accounts receivable - net	3,920,408	3,576,699
Inventories	6,995,222	6,332,730
Tax credits	432,951	504,429
Income and social contribution taxes recoverable	442,829	623,636
Unrealized gains on financial instruments	—	2,557
Other current assets	674,381	668,895
	17,895,994	17,796,740
NON-CURRENT ASSETS
Tax credits	43,299	56,703
Deferred income taxes	3,047,007	3,407,230
Unrealized gains on financial instruments	4,050	10,394
Related parties	54,052	57,541
Judicial deposits	1,985,057	1,861,784
Other non-current assets	528,056	447,260
Prepaid pension cost	11,517	56,797
Investments in associates and jointly-controlled entities	1,343,010	798,844
Goodwill	9,586,600	9,470,016
Other Intangibles	1,174,432	1,319,941
Property, plant and equipment, net	18,502,051	19,351,891
	36,279,131	36,838,401
TOTAL ASSETS	54,175,125	54,635,141

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	June 30, 2017	December 31, 2016

CURRENT LIABILITIES
Trade accounts payable	3,062,395	2,743,818
Short-term debt	4,186,259	4,458,220
Taxes payable	256,545	341,190
Income and social contribution taxes payable	60,025	74,458
Payroll and related liabilities	415,391	464,494
Employee benefits	395	409
Environmental liabilities	18,502	17,737
Unrealized losses on financial instruments	—	6,584
Other current liabilities	608,645	514,599
	8,608,157	8,621,509
NON-CURRENT LIABILITIES
Long-term debt	15,646,225	15,959,590
Debentures	131,797	165,423
Deferred income taxes	292,947	395,436
Provision for tax, civil and labor liabilities	1,079,894	2,239,226
Environmental liabilities	70,284	66,069
Employee benefits	1,451,576	1,504,394
Obligations with FIDC	1,076,751	1,007,259
Other non-current liabilities	471,717	401,582
	20,221,191	21,738,979
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(77,550)	(98,746)
Capital reserves	11,597	11,597
Retained earnings	4,650,781	3,763,207
Operations with non-controlling interests	(2,873,335)	(2,873,335)
Other reserves	4,122,574	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,083,248	24,028,136

NON-CONTROLLING INTERESTS	262,529	246,517

EQUITY	25,345,777	24,274,653

TOTAL LIABILITIES AND EQUITY	54,175,125	54,635,141

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

NET SALES	9,165,853	10,248,778	17,624,517	20,333,289

Cost of sales	(8,229,142)	(9,165,474)	(16,033,919)	(18,437,307)

GROSS PROFIT	936,711	1,083,304	1,590,598	1,895,982

Selling expenses	(133,297)	(175,609)	(271,743)	(389,941)
General and administrative expenses	(287,139)	(401,965)	(588,186)	(831,519)
Other operating income	70,968	54,833	139,934	102,057
Other operating expenses	(32,246)	(26,519)	(37,702)	(33,928)
Results in operations with subsidiaries	(72,478)	(105,048)	(72,478)	(105,048)
Reversal of contingent liabilities, net	—	—	929,711	—
Equity in earnings of unconsolidated companies	(2,429)	(109)	(3,239)	(7,690)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	480,090	428,887	1,686,895	629,913

Financial income	44,087	45,022	125,914	120,812
Financial expenses	(453,780)	(484,200)	(917,017)	(1,009,302)
Exchange variations, net	(96,389)	433,186	(21,351)	942,616
Reversal of monetary update of contingent liabilities, net	—	—	369,819	—
Gain and losses on financial instruments, net	1,125	(16,700)	(8,606)	(38,220)

INCOME (LOSS) BEFORE TAXES	(24,867)	406,195	1,235,654	645,819

Current	(96,395)	(47,146)	(145,927)	(80,454)
Deferred	197,779	(279,840)	(189,666)	(471,970)
Income and social contribution taxes	101,384	(326,986)	(335,593)	(552,424)

NET INCOME	76,517	79,209	900,061	93,395

(+) Results in operations with subsidiaries	72,478	105,048	72,478	105,048
(-) Reversal of contingent liabilities, net	—	—	(929,711)	—
(-) Reversal of monetary update of contingent liabilities, net	—	—	(369,819)	—
(+) Income tax on reversal of contingent liabilities and monetary update	—	—	441,840	—

ADJUSTED NET INCOME*	148,995	184,257	114,849	198,443

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Cash flows from operating activities
Net income for the period	76,517	79,209	900,061	93,395
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	526,175	617,304	1,054,233	1,298,492
Equity in earnings of unconsolidated companies	2,429	109	3,239	7,690
Exchange variation, net	96,389	(433,186)	21,351	(942,616)
Gains (Loss) on financial instruments, net	(1,125)	16,700	8,606	38,220
Post-employment benefits	48,169	44,137	103,692	111,614
Long term incentive plan	11,522	12,020	17,777	20,786
Income and social contribution taxes	(101,384)	326,986	335,593	552,424
Gains on disposal of property, plant and equipment, net	(24,309)	(279)	(61,456)	(2,085)
Results in operations with subsidiaries	72,478	105,048	72,478	105,048
Allowance for doubtful accounts	(2,256)	15,140	7,738	51,656
Provision for tax, labor and civil claims	59,051	51,279	141,481	147,538
Reversal of contingent liabilities, net	—	—	(929,711)	—
Interest income on trading securities	(16,102)	(20,092)	(44,608)	(40,635)
Interest expense on loans	346,261	374,345	703,772	771,580
Reversal of monetary update of contingent liabilities, net	—	—	(369,819)	—
Interest on loans with related parties	—	(108)	—	2,532
Provision (Reversal) for net realizable value adjustment in inventory, net	6,543	(9,402)	(12,884)	(48,380)
	1,100,358	1,179,210	1,951,543	2,167,259
Changes in assets and liabilities
Increase in trade accounts receivable	(11,123)	(123,244)	(332,409)	(384,706)
(Increase) Decrease in inventories	(223,408)	167,046	(768,705)	398,820
(Decrease) Increase in trade accounts payable	(94,523)	253,890	314,644	176,439
Increase in other receivables	(175,988)	(104,491)	(212,125)	(93,070)
Decrease in other payables	(140,704)	(148,782)	(124,381)	(226,895)
Dividends from associates and jointly-controlled entities	11,788	6,543	20,985	36,839
Purchases of trading securities	(259,212)	(334,783)	(490,074)	(367,631)
Proceeds from maturities of trading securities	143,547	13,934	441,968	458,425
Cash provided by operating activities	350,735	909,323	801,446	2,165,480

Interest paid on loans and financing	(366,741)	(310,788)	(728,383)	(600,642)
Income and social contribution taxes paid	(3,610)	(54,823)	(56,279)	(92,006)
Net cash (used in) provided by operating activities	(19,616)	543,712	16,784	1,472,832

Cash flows from investing activities
Additions to property, plant and equipment	(195,252)	(326,184)	(431,850)	(811,496)
Proceeds from sales of property, plant and equipment, investments and other intangibles	222,838	568	415,524	2,969
Additions to other intangibles	(8,383)	(12,363)	(16,619)	(41,730)
Capital increase in jointly-controlled entity	(178,670)	—	(178,670)	—
Net cash used in investing activities	(159,467)	(337,979)	(211,615)	(850,257)

Cash flows from financing activities
Dividends and interest on capital paid	(253)	—	(2,282)	—
Proceeds from loans and financing	128,994	571,676	349,584	1,032,953
Repayment of loans and financing	(238,984)	(1,323,411)	(917,767)	(2,798,441)
Intercompany loans, net	637	15,567	3,489	6,271
Net cash used in financing activities	(109,606)	(736,168)	(566,976)	(1,759,217)

Exchange variation on cash and cash equivalents	118,000	(390,166)	3,858	(702,014)

Decrease in cash and cash equivalents	(170,689)	(920,601)	(757,949)	(1,838,656)
Cash and cash equivalents at beginning of period	4,476,123	4,730,025	5,063,383	5,648,080
Cash and cash equivalents at end of period	4,305,434	3,809,424	4,305,434	3,809,424